Exhibit 99.1

Telesat Grows Revenue and Adjusted EBITDA in First Quarter of 2011

OTTAWA, CANADA, May 5, 2011 - Telesat Holdings Inc. (Telesat) today announced its financial results for the three month period ended March 31, 2011. All amounts are in Canadian dollars, and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the three month period ended March 31, 2011, Telesat reported consolidated revenues of $203 million, an increase of approximately 2% ($3.5 million) compared to the same period in 2010.  When adjusted for foreign exchange rate changes over the period, revenue increased by 4% compared to the same period in 2010.  Adjusted EBITDA1 for the first quarter of 2011 was $157 million, an increase of 6% ($9.5 million) compared to the first quarter 2010 and an increase of 9% when adjusted for foreign exchange rate changes.  The Adjusted EBITDA margin1 for the first quarter was 77%, compared to 74% in 2010.  Telesat reported net income of $115 million in the first quarter compared to net income of $80 million for the same period in 2010.  The higher net income is mainly due to higher revenues, lower operating expenses (approximately $10 million of net increase) and positive changes in the fair value of financial instruments, offset by lower gain on foreign exchange (approximately $20 million of net increase) and lower  interest expense (approximately $10 million).  During the first quarter of 2011, the foreign exchange gain related to the conversion of the U.S. dollar denominated debt and the gain on financial instruments resulted in total non-cash gains of $93 million, compared to a non-cash gain of $72 million for the same period in 2010.

“I am very pleased with our performance in the first quarter of this year,” commented Dan Goldberg, Telesat’s President and CEO.  “Compared to the same period last year, and adjusting for foreign exchange movements, we experienced continued growth in revenue, a meaningful reduction in expenses, and significant improvement in Adjusted EBITDA and our Adjusted EBITDA margin.  We also continued to lay the foundation for our future growth, closing an agreement last quarter with Loral to acquire the Canadian payload of the ViaSat-1 satellite, a payload that already has been contracted for fifteen years to Barrett Xplore for high capacity broadband services in rural Canada.  At this time we remain focused on achieving our full year objectives, including launching later this month Telstar 14R, a state-of-the-art satellite that will replace and expand upon our capacity serving the Americas and the fast growing North Atlantic maritime and aviation markets.”

Business Highlights

•	At March 31, 2011:

o	Telesat had contracted backlog for future services of approximately $5.6 billion.

o	Fleet utilization was 89% for Telesat’s North American fleet and 77% for Telesat’s international fleet.

•
On March 1, 2011, Telesat entered into a series of agreements to acquire all of the rights and obligations of Loral Space & Communications Inc. (“Loral”) to the Canadian payload on the ViaSat-1 satellite, in exchange for a payment of US$13 million and reimbursement of approximately US$48.2 million in net costs incurred by Loral through completion of the transaction. In connection with the transaction, Loral also assigned to Telesat all ancillary agreements relating to ViaSat-1, including Loral’s 15-year revenue contract with Barrett Xplore Inc. The transaction and the payments contemplated thereby were completed on April 11, 2011.

•
In the Satellite Operator Benchmarks 2011 report published in March 2011 by the World Teleport Association, Telesat was ranked by teleport operators around the world as the leader in both commercial and operational performance. The report was based on a survey by a third-party research firm which provided satisfaction ratings and feedback from teleport executives worldwide on the quality of sales representation, pricing, competition, availability, handling of outages and interference, and more.

Telesat’s quarterly report on Form 6-K for the three months ended March 31, 2011 has been filed with the U.S. Securities and Exchange Commission and may be accessed on the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call to discuss its financial results for the three month period ended March 31, 2011 and other recent developments for Thursday, May 5, 2011 at 10:30 a.m. ET.  The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (800) 769-8320.  Callers outside of North America should dial +1 (416) 641-2140.  The access code is 4086378.  Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on May 5, 2011 until 11:59 p.m. ET on May 19, 2011.  To access the replay, please call +1 (800) 408-3053.  Callers outside of North America should dial +1 (905) 694-9451.  The access code is 3631611 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release.  For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

Forward-Looking Statements Safe Harbor
This news release contains statements that are not based on historical fact and are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the possibility of an initial public offering or alternative strategic transaction. When used in this news release, the words “anticipate”, “will”, “believes” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the United States Securities and Exchange Commission (SEC) on March 3, 2011, as well as Telesat Canada’s quarterly reports on Form 6-K and other filings with the SEC. These filings can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers.  The company has a state-of-the-art fleet of 12 satellites with three more under construction including the Canadian Ka-band payload on ViaSat-1, is preparing to launch Telstar 14R, and manages the operations of additional satellites for third parties.  Telesat is headquartered in Ottawa, Canada, with offices and facilities around the world.  Privately held, its principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

Telesat Holdings Inc.
Condensed Consolidated Statements of Income
For the three months ended March 31,

(in thousands of Canadian dollars) (unaudited)	2011	2010

Revenue	202,780	199,237
Operating expenses	(46,744)	(53,188)
	156,036	146,049
Depreciation	(49,386)	(50,036)
Amortization	(10,241)	(11,178)
Other operating losses	(748)	(28)
Operating income	95,661	84,807

Interest expense	(57,733)	(66,588)
Interest and other income	692	1,112
(Loss) gain on changes in fair value of financial instruments	14,474	(41,374)
Gain on foreign exchange	78,351	113,382
Income before tax	131,445	91,339
Tax expense	(16,520)	(11,463)
Net income	114,925	79,876

Telesat Holdings Inc.
Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	March 31, 2011	December 31, 2010	January 1, 2010

Assets
Cash and cash equivalents	246,341	220,295	154,189
Trade and other receivables	48,923	44,109	70,203
Other current financial assets	6,754	6,944	7,317
Prepaid expenses and other current assets	27,887	21,493	23,662
Total current assets	329,905	292,841	255,371
Satellites, property and other equipment	2,015,822	1,971,905	1,898,898
Other long-term financial assets	113,821	78,631	21,733
Other long-term assets	9,799	12,027	19,031
Deferred tax assets	52,752	67,347	90,217
Intangible assets	933,904	945,648	997,291
Goodwill	2,446,603	2,446,603	2,446,603
Total assets	5,902,606	5,815,002	5,729,144

Liabilities
Trade and other payables	60,405	49,974	43,413
Other current financial liabilities	83,250	61,358	51,451
Other current liabilities	71,120	62,645	72,121
Current indebtedness	131,116	96,848	23,602
Total current liabilities	345,891	270,825	190,587
Long-term indebtedness	2,654,907	2,771,802	3,021,820
Deferred tax liabilities	482,933	480,922	463,346
Other long-term financial liabilities	328,820	308,353	290,498
Other long-term liabilities	355,311	361,861	363,649
Senior preferred shares	141,435	141,435	141,435
Total liabilities	4,309,297	4,335,198	4,471,335

Shareholders' Equity
Share capital	1,298,178	1,298,178	1,298,178
Accumulated earnings (deficit)	283,120	168,195	(60,275)
Reserves	12,011	13,431	19,906
Total shareholders' equity	1,593,309	1,479,804	1,257,809
Total liabilities and shareholders' equity	5,902,606	5,815,002	5,729,144

Telesat Holdings Inc.
Condensed Consolidated Statements of Cash Flows
For the three months ended March 31,

(in thousands of Canadian dollars) (unaudited)	2011	2010

Cash flows from operating activities
Net income	114,925	79,876
Adjustments to reconcile net income to cash flows from operating activities:
Amortization and depreciation	59,627	61,214
Deferred tax expense	16,159	10,323
Unrealized foreign exchange gain	(82,061)	(118,220)
Unrealized loss (gain) on derivatives	(11,843)	42,781
Dividends on senior preferred shares	2,465	3,489
Share-based compensation	663	1,166
Loss on disposal of assets	748	28
Other	(8,821)	(6,186)
Customer prepayment on future satellite services	-	13,056
Insurance proceeds	5,943	-
Operating assets and liabilities	18,329	25,464
Net cash generated by operating activities	116,134	112,991
Cash flows used in investing activities
Satellites programs	(77,036)	(32,307)
Purchase of other property and equipment	(700)	(1,574)
Proceeds from sale of assets	75	5,974
Net cash used in investing activities	(77,661)	(27,907)
Cash flows used in financing activities
Repayment of indebtedness	(9,627)	(7,335)
Satellite performance incentive payments	(1,740)	(1,982)
Net cash used in financing activities	(11,367)	(9,317)

Effect of changes in exchange rates on cash and cash equivalents	(1,060)	(274)
Increase in cash and cash equivalents	26,046	75,493
Cash and cash equivalents, beginning of period	220,295	154,189
Cash and cash equivalents, end of period	246,341	229,682

Supplemental disclosure of cash flow information
Interest received	379	148
Interest paid	33,197	34,260
Income taxes paid	348	548

The following table reconciles Telesat’s net income to Telesat’s Adjusted EBITDA1 and presents Telesat’s Adjusted EBITDA margin1:

For the three months ended March 31,
(in thousands of Canadian dollars) (unaudited)	2011	2010

Net income	114,925	79,876
Tax expense	16,520	11,463
Loss ( gain) on changes in fair value of financial instruments	(14,474)	41,374
Gain on foreign exchange	(78,351)	(113,382)
Interest and other income	(692)	(1,112)
Interest expense	57,733	66,588
Depreciation	49,386	50,036
Amortization	10,241	11,178
Other operating losses	748	28
Non cash expense related to share-based compensation	663	1,166
Adjusted EBITDA	156,699	147,215

Revenue	202,780	199,237

Adjusted EBITDA Margin	77.3%	73.9%

End Notes

1           The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenues and deducts certain operating expenses (including making adjustments to operating expenses for stock-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating loss/income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to operating revenues) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.